

Howard Prager · 2nd

Biometric Security Investor

Colorado Springs, Colorado, United States · Contact info

500+ connections

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ITBiometrics, Inc. and Realizvest, LLC

Loyola Law School, Loyola Marymount University

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ITBiometrics
CryptoBioSecure™ Transactions
It not only verifies your fingerprint...
it verifies that the print is from
a live person

**The CryptoBioSecure Fingerprint **

YouTube

ITBiometrics is a security company
authentication used in many applica
the CryptoBioSecure addresses spe

Experience

Chairman/CEO

ITBiometrics, Inc. and Realizvest, LLC

2009 – Present · 12 yrs
Colorado Springs, Colorado Area

I currently develop and patent biometric security devices. Our CryptoBioSecure is a fingerprint- actuated cold wallet designed to access Cryptocurrency accounts. We believe this device to be the only cold wallet available that cannot be hacked.



The CryptoBioSecure Fingerprint Wallet

Presiding Officer
REAL IZvest Entertainment
Jan 2013 – Present · 8 yrs 7 mos

Executive Producer
ScreenTestStarUSA
Dec 2011 – Dec 2012 · 1 yr 1 mo

Strategic planning.

Owner-Broker
Howard Prager's Home Selling System
Jan 2005 – Jan 2009 · 4 yrs 1 mo

Real Estate brokerage and investments.

Education

Loyola Law School, Loyola Marymount University
did not graduate law school, Law
1962 – 1963

UCLA
Bachelor's degree, Political Science and Government
1958 – 1962

Licenses & certifications

Professional Member
101 Blockchains

Issued Dec 2020 · No Expiration Date
Credential ID 26583672

See credential

Skills & endorsements

Strategic Planning · 15

Timothy Zercher and 14 connections have given endorsements for this skill

Public Speaking · 10


Endorsed by **DONNA CARDIN, who is highly skilled at this**

Customer Service · 9


Endorsed by **Chris Powell, who is highly skilled at this**

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